Exhibit 6

Promissory Note

On this date of January 1, 2016, in return for valuable consideration received, the undersigned Borrower jointly and severally promises to pay to SEDA RICO, the “Lender”, the sum of $210,000 Dollars, including interest thereon at the rate of 1% per annum calculated from the date funds were received as outlined in Appendix A. This Note effectively voids all previous Notes between Lender and Borrower. This Note may be voided in the future with a similar instrument changing the amounts borrowed.

Terms of Repayment: This loan shall be repaid under the following terms:

1	–

Payments shall be 25% of the Gross Revenues generated by top twenty one (21) revenue producing ManeGain Model 1340 Hair Restoration units (HairGrower) of the total HairGrower Units in the ManeGain Salon and Spa Revenue Sharing Program.

2	–	Payments shall be made within 30 days of the close of the ManeGain Calendar Quarter.

3	–	All payments shall be first applied to interest and then the balance to principal.

4	–	Once the principal is paid off, the resulting payments will be considered royalty payments.

Place of Payment - all payments due under this note shall be made at 4700 N. Capital of Texas Highway, Austin, TX 78746, or at such other place as the holder of this Note may designate in writing.

Default - in the event of default, the borrower[s] agree to pay all costs and expenses incurred by the Lender, including all reasonable attorney fees (including both hourly and contingent attorney fees as permitted by law) for the collection of this Note upon default, and including reasonable collection charges (including, where consistent with industry practices, a collection charge set as a percentage of the outstanding balance of this Note) should collection be referred to a collection agency.

Joint and Several Liability - All borrowers identified in this Note shall be jointly and severally liable for any debts secured by this Note.

Modification - No modification or waiver of any of the terms of this Agreement shall be allowed unless by written agreement signed by both parties. No waiver of any breach or default hereunder shall be deemed a waiver of any subsequent breach or default of the same or similar nature.

Severability of Provisions - In the event that any portion of this Note is deemed unenforceable, all other provisions of this Note shall remain in full force and effect.

Choice of law - All terms and conditions of this Note shall be interpreted under the laws of the State of Texas.

Signed Under Penalty of Perjury, this 1st day of January, 2016,

Borrower	Lender
ManeGain, Inc.	SEDA RICO, LLC

Barry Thornton	Jeffrey Fry
Chairman	President